Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, May 29, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced the quarterly distributions on its preference units as follows:

Series of Preference Units	Distribution	Record Date	Payment Date
Series A Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.5390625 per preference unit	June 9, 2025	June 16, 2025
Preference Units
Series B Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.6641672 per preference unit	June 9, 2025	June 16, 2025
Preference Units
Series C Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.6308172 per preference unit	June 9, 2025	June 16, 2025
Preference Units

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of ten wholly-owned LNG carriers as well as four vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP-PA, GLOP-PB, GLOP-PC) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.